New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

April 4, 2019

VIA EDGAR

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
Initial Registration Statement filed on Form N-4

NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-228039
(New York Life Premier Variable Annuity – P Series)

Dear Mr. Orlic:

Thank you for your prompt review of the above-referenced filing. We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on March 7, 2019, in connection with the pre-effective amendment to the referenced registration statement (the “Registration Statement”) filed on February 7, 2019 (the “Amendment”). For your convenience each of those comments is set forth below, followed by our response to the comment. In addition, as requested, we are also attaching changed pages only of the New York Life Premier Variable Annuity – P Series prospectus that has been marked against the prospectus filed on February 7, 2019, to show the changes reflecting your comments.

THE PORTFOLIOS - Page 15

1.	Staff Comment:

In the three following paragraphs, please remove all disclosure that does not pertain to the investment option offered under the policy.

Response: Comment complied with. The last two paragraphs of the disclosure have been removed.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS - Page 16

2.	Staff Comment:

Given that there is currently only one Eligible Portfolio, please disclose the risks if the Eligible Portfolio shares are substituted for shares of another fund.

Response: Comment complied with. The following disclosure has been added:

If we substitute shares of the current Eligible Portfolio with shares of a replacement portfolio, the replacement portfolio may or may not be substantially similar to the replaced Eligible Portfolio. The policy currently offers one Investment Division. Accordingly, following any substitution, you will not have the option to transfer to another Investment Division. The effect of any substitution on the value of your policy and the IPR will depend on a variety of factors, such as the relative performance of the replaced and replacement portfolios, which we cannot predict. A substitution to another portfolio (whether or not substantially similar to the Fidelity® VIP FundsManager® 60% Portfolio) could have a materially negative effect on the value of your policy and the IPR.

INVESTMENT PRESERVATION RIDER – P SERIES -Page 25

3.	Staff Comment:

In the fourth full paragraph on page 25, please clarify the sentences “You may make an IPR Reset request more than one time, subject to the IPR Reset conditions. Each IPR Reset request will reset the Guaranteed Amount only one time. However, we may make an automatic reset option available that will allow you to request more than one annual reset at one time. An automatic IPR Reset request is subject to the same conditions as a one-time IPR Reset request.”

Response: Comment complied with. We have revised the applicable disclosure as follows:

You may make more than one IPR Reset request during the term of the IPR, subject to the IPR Reset conditions. Each IPR Reset request will reset the Guaranteed Amount only once (on the next Rider Reset Effective Date). In the future, we may make an automatic reset option available that will allow you to request automatic successive IPR Resets for the period you select (e.g., annually, next three years, etc.) Any such automatic IPR Reset request will be subject to the same conditions as a one-time IPR Reset request.

RECORDS AND REPORTS - Page 27

4.	Staff Comment:

Please explain the legal basis for requiring contract owners to notify you of errors in confirmations and quarterly statements within 15 days. See FINRA NTM 06-72.

Response: We have revised the applicable disclosure in the “Policyowner Inquiries” and “Records and Reports” sections, as follows:

Policyowner Inquiries

We will confirm all transactions in writing. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. You should review your reports and statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the confirmation with the transaction in question.

Records and Reports

If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question.

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We appreciate your review of our responses to your comments received on March 7, 2019. We intend to incorporate these revisions in the Registration Statement by means of a pre-effective amendment.

If you have any comments or questions, please feel free to contact me at (212) 576-4958.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

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